Stephen A. Riddick
Tel. 202.533.2338
Fax 202.331.3101
riddicks@gtlaw.com
October 21, 2005
VIA EDGAR AND BY FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561
Re:	Vocus, Inc. Amendment No. 4 to Form S-1 Filed on October 11, 2005 File No. 333-125834
Dear Ms. Mills-Apenteng:
     On behalf of Vocus, Inc. (the “Company”), we submit the following response to the comment contained in the letter of comment of the Commission staff (the “Staff”) dated October 19, 2005, as well as the comment communicated telephonically by the Staff on October 20, 2005. To aid in the Staff’s review, we have repeated the Staff’s written comment below in bold.
1.	In response to prior comment No. 18 from our letter dated July 15, 2005, you indicated that you would disclose in MD&A the factors contributing to the difference between the fair value at each grant date and the estimated IPO price per paragraph 180(b) of the Practice Aid. We note that such disclosure is absent in the most recent amendment filed. Revise accordingly.
     Response: The Company respectfully advises the Staff that its response to prior comment no. 18, as set forth in our letter to you dated August 5, 2005, did not indicate that the Company would revise its MD&A disclosure to address the difference between the fair value of each grant date and the midpoint of estimated IPO price range. Rather, the Company indicated that it would supplementally explain the factors contributing to such difference to the Staff. As discussed in our prior response no. 18, the Company has omitted the optional disclosure in paragraph 180 of the Practice Aid in its MD&A as it believes that disclosing the intrinsic value of all vested and unvested options as of the most recent balance sheet date using an estimated IPO price would not be meaningful, and would likely be confusing, to a potential investor.

Securities and Exchange Commission
October 21, 2005

The Company’s conclusion is based on the significance and reliability of the evidence obtained from several contemporaneous independent valuations (the “valuation reports”) that the Company obtained in connection with its equity awards (copies of which have previously been provided supplementally to the Staff). Since all existing share-based payment accounting standards use a grant date approach to measure the fair value of equity awards, to disclose the intrinsic value of all options outstanding at March 31, 2005 using an estimated future IPO price would essentially indicate to readers of the Registration Statement that the grant date fair value of the common stock may have been materially different than what management estimated through diligent and substantial efforts supported by established valuation principles.
     We refer the Staff to response nos. 12, 13, 17 and 18 in our August 5, 2005 response letter regarding the specific valuation methodologies used by the Company in determining the fair value of its stock for equity based awards. The Company supplementally advises the Staff of the following differences between the fair value of the Company’s common stock on the grant dates and the estimated IPO price:
•	The difference between the midpoint of the estimated IPO price range of $10 per share (all share and per share amounts have been retroactively adjusted to give effect to the anticipated 3-for-1 reverse stock split) and the $6.03 price per share set forth in the March 2005 valuation report is due to the elimination of the lack of marketability discount for the illiquid nature of the Company’s common stock and a 100% weighting on the public company valuation method for the IPO. This is evidenced by Table 9 on page 20 of the March valuation report which estimated an IPO price (before lack of marketability discount) of $10.98 per share, which closely corresponds to the high end of the current estimated IPO price range.

•	The difference between the $6.03 price per share set forth in the March 2005 valuation report and the $4.77 price per share set forth in the November 2004 valuation report is a result of several contributing factors. First, during March 2005 the company was approached by investment bankers who indicated the Company was a candidate for an IPO. With the increased likelihood of an IPO, the valuation specialist increased the public company weighting in the March 2005 valuation report from 33% to 50%. Since the public company method produces higher values than acquisition method or prospective transaction method, this change was important. Second, the valuation specialist dropped the weighting of the other methods referenced above from 33% each to 25% each. The lack of marketability discount was also decreased from 40% to 30%, again because of the higher probability of an IPO. These changes were critical because the valuation multiples for the guidelines companies did not change significantly from November 2004 to March 2005.

•	The difference between the $4.77 price per share set forth in the November 2004 valuation report and the $3.99 price per share set forth in the February 2004 valuation

Securities and Exchange Commission
October 21, 2005

report is due the difference in weightings. Since there were no specific plans for an IPO or any other capital markets transaction, the Company assigned a 33% weighting to each of the public company method, acquisition method and prospective transaction method. In November 2004, the Company was considering a prospective transaction involving the sale of preferred stock that indicated a common share value of $5.28 per share (after deducting the conversion premium for the preferred stock), which was almost as high as the public company value of $7.05 per share (after a 40% lack of marketability discount). The acquisition value was determined to be only $2.01 per share in November. Please see Table 11 on page 25 of the November valuation report for details. It should also be noted that the acquisition multiples are noticeably lower then the market multiples for the Company’s guideline companies in the IPO scenario. As a result, the Company’s enterprise value is significantly lower in an acquisition, which consequently results in a significantly lower value per share ascribed to the common stock due to the payment of liquation preferences and accrued dividends to the preferred stockholders.

•	In February 2004, there were no recent or prospective transactions involving the Company’s stock to consider. As a result, the valuation specialist assigned equal weightings to the public company method ($7.20) and the acquisition method ($0.78). The requisite weighting to the acquisition method resulted in an average estimated price per share of $3.99.
     As discussed in response no. 17 in our August 5, 2005 response letter, the June 2005 valuation was based upon an internally-developed valuation analysis. The internally-developed valuation analysis utilized the same valuation methodology as the March 2005 valuation report and included updated factors and assumptions which the Company thought was appropriate given its prospects of completing an IPO. Based on the internally-developed valuation analysis, the fair market value of the Company’s common stock was determined to be $7.05 per share, which the Company’s board of directors approved on June 14, 2005.
     As indicated in Tab E of our August 5 response letter, the Company made grants to employees totaling 6,161 shares at $7.05 on July 20, 2005. No other options or equity based awards have been granted by the Company since the July grant date. The increase in value from $6.03 to $7.05 was primarily a result of the selection of investment bankers in May 2005 and the pending registration statement filed on June 15, 2005. As a result, the lack of marketability discount was decreased from 30% to 15% and the weighting of a potential IPO was increased from 50% to 60%, taking into account the uncertainty surrounding the completion an IPO in 2005.
     As discussed on page 28 of the MD&A, in July 2005 and August 2005, the Company purchased 392,731 shares of common stock from its Chief Technology Officer and certain former employees at a price of $7.05 per share. The Company believes that these transactions

Securities and Exchange Commission
October 21, 2005

are a significant indicator of value because, contractually, these shares may only be purchased by the Company at a price that represents fair value. Acceptance of this price by the Company’s employees indicates that all parties involved in the purchase believed the stock was fairly valued on the date of purchase.
* * * * *
     The Company acknowledges the comment communicated to us by the Staff to us telephonically on October 20, 2005. While we do not believe that disclosure regarding the potential realizable value at assumed annual rates of stock price appreciation is required with respect to the options discussed under the heading “Option Grants in Last Fiscal Year,” because those options were granted in the current fiscal year, the Company will nonetheless include such disclosure in its next amendment to the Registration Statement.
     Please do not hesitate to call me at (202) 533-2338 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.
Very truly yours,
/s/ Stephan A. Riddick
Stephen A. Riddick
cc:       Mr. Richard Rudman